Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

MATRIXX INITIATIVES, INC.

at

$8.00 Net Per Share

by

WONDER HOLDINGS, INC.,

a wholly-owned subsidiary of

WONDER HOLDINGS ACQUISITION CORP.,

an affiliate of

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON JANUARY 24, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of December 14, 2010 (the “Merger Agreement”), by and among Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), Wonder Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share of Matrixx, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002 between Matrixx and Corporate Stock Transfer, Inc. (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Matrixx (the “Merger”), with Matrixx continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding share of Matrixx common stock (other than Shares owned by Parent, Purchaser, Matrixx or any direct or indirect wholly-owned subsidiary of Parent or Matrixx, or by any stockholder of Matrixx who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Matrixx has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Matrixx and the stockholders of Matrixx, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Matrixx accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 11:59 PM, New York City time, on January 24, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, immediately following the time that Purchaser has accepted for payment all Shares tendered pursuant to the Offer, represent at least a majority of the outstanding Shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares outstanding). The foregoing condition is referred to as the “Minimum Tender Condition.” The Minimum Tender Condition may be waived by Purchaser only with the prior written consent of Matrixx on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Offer is also subject to other conditions described in Section 15 — “Certain Conditions of the Offer.”

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D. F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001, of Matrixx at a price of $8.00 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of Matrixx, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Wonder Holdings Inc., a direct wholly-owned subsidiary of Wonder Holdings Acquisition Corp., is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Matrixx. Parent is controlled by H.I.G. Bayside Debt & LBO Fund II, L.P. (“HIG”). See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Matrixx. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, Matrixx would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•	there have been validly tendered and not withdrawn a number of Shares which, together with the Shares beneficially owned by Parent and Purchaser, will constitute at least a majority of the outstanding Shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares outstanding). We estimate that, subject to the assumptions set forth more fully in the Introduction to this Offer to Purchase, this condition will be satisfied if approximately 4,722,732 Shares are validly tendered and not withdrawn;

•	all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), have expired or been terminated; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Matrixx. We cannot, however, waive the Minimum Tender Condition without the consent of Matrixx. See Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with the funds necessary to purchase the Shares in the Offer. The funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through the issuance of equity securities and/or borrowings by Parent. HIG has provided Parent with an Equity Commitment Letter pursuant to which HIG has agreed to purchase equity of Parent for an aggregate amount of cash up to $75,188,696, but may reduce the amount it is required to contribute under the Equity Commitment Letter if and only to the extent Parent otherwise obtains the funds necessary to consummate the Offer and the Merger (such as, for example, any equity or debt amounts funded to Parent other than by HIG, or borrowing of funds from a third party by Parent facilitated by HIG). The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing, and the failure to obtain third party debt financing has no bearing on HIG’s commitment to provide the necessary funds pursuant to such Equity Commitment Letter. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until 11:59 PM, New York City time, on January 24, 2011, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond February 11, 2011. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its initial Expiration Date:

•	for a period of 18 days if (i) Matrixx’s board of directors has designated at least one party to be an Excluded Party (as defined in Section 11 — “The Merger Agreement; Other Agreements — Go-shop”), (ii) such party has not ceased to be an Excluded Party and (iii) Matrixx has requested such an extension; and

•	for a period of 9 days if the case noted above has not occurred and the waiting period for the Merger under the HSR Act has not terminated as of the initial Expiration Date. If the waiting period for the Merger under the HSR Act still has not occurred by the end of such 9 day extension, then we must extend the Offer for a second period of 9 days.

In addition, we may, in our sole discretion, extend our Offer:

•	for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff; and

•	for one or more periods of up to 10 business days each, if at the scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser.

We have also reserved the right to extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name, the Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 20, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. However, Shares tendered during the subsequent offering period, if any, may not be withdrawn. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the board of directors of Matrixx think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the board of directors of Matrixx (the “Company Board”). The Company Board has:

•	determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Matrixx and the stockholders of Matrixx;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the stockholders of Matrixx accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Matrixx.”

If a majority of the Shares are tendered and accepted for payment, will Matrixx continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. Depending upon the number of Shares tendered, the Merger will occur either immediately following purchase of the tendered Shares via a short form merger pursuant to Section 253 of the DGCL or, if a short form merger is not possible, following the approval of Matrixx’s stockholders at a meeting called for such purpose. If the Merger takes place, Matrixx no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Matrixx common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of Matrixx, and Matrixx may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the then outstanding Shares, then Purchaser will be merged with and into Matrixx. If the Minimum Tender Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Matrixx’s consent. If the Merger takes place, Parent will own all of the Shares and all remaining stockholders of Matrixx (other than Matrixx, Purchaser or Parent or any wholly-owned subsidiary of Matrixx or Parent and any stockholders who are entitled to and have properly exercised appraisal rights under Delaware law) will receive $8.00 per Share in cash, without interest and less any applicable withholding taxes. See the “Introduction.”

If I object to the price being offered, will I have appraisal rights?

Not in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12 — “Purpose of the Offer; Plans for Matrixx.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, then stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Matrixx may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 13, 2010, the last trading day before execution of the Merger Agreement was announced, the last sale price of the common stock of Matrixx reported on Nasdaq was $5.12 per Share. The average trading price for the 30 trading days immediately prior to the announcement of the Offer was approximately $5.25 per Share. On

December 21, 2010, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $8.19. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Are there any compensation arrangements between HIG and Matrixx’s executive officers or other key employees?

No. As indicated in the Merger Agreement, following completion of the Merger, base salaries, bonus opportunities and benefits (other than equity-based benefits) will be identical or substantially similar to that received prior to the Merger. See Section 6 — “The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $8.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the Top-Up Option and when could it be exercised?

Matrixx has agreed to grant Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, a number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise, constitutes one Share more than the number of shares necessary for Purchaser to be merged into Matrixx in a short-form merger pursuant to Section 253 of the DGCL, i.e., 90% of the Shares then outstanding after giving effect to the issuance of such Shares (the “Top-Up Option Shares”). The Top-Up Option is exercisable only once within 10 business days after the purchase of and payment for Shares pursuant to the Offer by us. The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Matrixx’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 12 — “Purpose of the Offer; Plans for Matrixx” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a U.S. stockholder and you tender your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5 — “Certain United States Federal Income Tax Consequences” for a further discussion of U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call D. F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 347-4750. Banks and brokers may call collect at (212) 269-5550.

INTRODUCTION

Wonder Holdings Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Wonder Holdings Acquisition Corp. (“Parent”), a Delaware corporation controlled by H.I.G. Bayside Debt & LBO Fund II, L.P. (“HIG”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002 between Matrixx and Corporate Stock Transfer, Inc. (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 11:59 PM, New York City time, on January 24, 2011, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 14, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and Matrixx. The Merger Agreement provides that Purchaser will be merged with and into Matrixx (the “Merger”) with Matrixx continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Matrixx, Purchaser or Parent or any other direct or indirect wholly-owned subsidiaries of Matrixx or Parent, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $8.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of BNY Mellon Shareowner Services, as depositary for the Offer (the “Depositary”), and D. F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

The board of directors of Matrixx (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Matrixx and the stockholders of Matrixx, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Matrixx accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Matrixx’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of Matrixx with this Offer to Purchase.

Sawaya Segalas & Co., LLC. (“Sawaya Segalas”), Matrixx’s financial advisor, rendered to the Company Board a written opinion dated December 14, 2010, to the effect that, as of that date and based on and subject to certain assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion described in its opinion, the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent and its affiliates), was fair, from a financial point of view, to such holders. The full text of Sawaya Segalas’s written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken, is attached as Annex II to the Schedule 14D-9 that is being mailed to stockholders with this Offer to Purchase. Sawaya Segalas provided its opinion to the Company Board for its information in connection with its evaluation of the $8.00 per Share cash consideration to be received in the Offer and the Merger, from a financial point of view, and its opinion does not address the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for Matrixx or the effect of any other transaction in which Matrixx might engage or as to the underlying business decision of Matrixx to effect the Offer or the Merger. Sawaya Segalas’s opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act in connection with the Offer or the Merger or any related matter.

The Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer and not withdrawn by the Expiration Date that number of Shares which immediately following the time that Purchaser has accepted for payment all Shares tendered pursuant to the Offer, represents at least a majority of the outstanding Shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares outstanding) (the “Minimum Tender Condition”); and (ii) there not being any action by any governmental entity that would prohibit consummating the Offer or the Merger. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Matrixx. We cannot, however, waive the Minimum Tender Condition without the consent of Matrixx. See Section 15 — “Certain Conditions of the Offer.”

Matrixx has advised Parent that, on November 30, 2010, 9,398,587 Shares were issued and outstanding, of which 109,035 were subject to vesting requirements or risk of forfeiture or a right of repurchase. Stock options to purchase an additional 202,700 Shares were also outstanding. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares. Assuming that no Shares are issued after November 30, 2010, there would be 9,398,587 Shares outstanding on a fully diluted basis and the Minimum Tender Condition would be satisfied if at least 4,699,294 Shares are validly tendered and not withdrawn prior to the Expiration Date (which would equal more than 50% Shares outstanding on a fully diluted basis). The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. Matrixx has further advised that it expects to issue a number of restricted Shares valued at $375,000 to its non-employee directors as part of their standard annual director compensation between the commencement of the Offer and the Expiration Date. Assuming that these restricted Shares are issued at the Offer Price and that no other Shares are issued, there would be 9,445,462 Shares outstanding on a fully diluted basis and the Minimum Tender Condition would be satisfied if at least 4,722,732 Shares are validly tendered and not withdrawn prior to the Expiration Date.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) that are then beneficially owned by Purchaser and its affiliates (including shares accepted for payment), and Matrixx shall use its best efforts to cause Purchaser’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Matrixx will also cause individuals designated by Purchaser to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board as such members represent of the Company Board.

Until the Effective Time, the Company and Parent will use their reasonable best efforts to have at least three of the Company Board’s existing directors on the date of the Merger Agreement (the “Existing Directors”) remain on the audit committee and for the audit committee to comply with all requirements of The Nasdaq Stock Market (“Nasdaq”) and the U.S. Securities and Exchange Commission (“SEC”) rules and regulations. If the number of Existing Directors on the audit committee is reduced below three, the remaining Existing Directors will be entitled to designate persons to fill such vacancies.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Matrixx. Matrixx has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including, if applicable, the Top-Up Option (as defined below), Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of Matrixx’s stockholders. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 11:59 PM, New York City time, on January 24, 2011, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions set forth in Section 15 — “Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition or the Tender Offer Extension Condition (as defined below), which may only be waived with the prior written consent of Matrixx).

The Merger Agreement provides that Purchaser will extend the Offer at the request of the Company beyond its initial Expiration Date upon the occurrence of one of two situations (such request, the “Tender Offer Extension Condition”). In the first case, if the Company Board has designated at least one party to be an Excluded Party (as defined in Section 11 — “The Merger Agreement; Other Agreements — Go-shop”), (ii) such party has not ceased to be an Excluded Party and (iii) Matrixx has requested such an extension, then Purchaser will be required to extend the Offer for a period of 18 days. If Purchaser is not required to extend the Offer as provided in the first case, and if as of the initial Expiration Date the waiting period for the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) has not terminated, then Purchaser will extend the Offer for a period of 9 days. If the waiting period for the Merger under the HSR Act still has not occurred by the end of such 9 day extension, then Purchaser will extend the Offer for a second and final period of 9 days. In no event will Purchaser be required to extend the Expiration Date for more than 18 days beyond the initial Expiration Date (i.e., February 11, 2011).

In addition, Purchaser may, in its sole discretion, extend the Offer (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff and (ii) for one or more periods of up to 10 business days each, if at the scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser.

The Merger Agreement also provides that Purchaser may provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (the “Subsequent Offering Period”). The Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length beginning after Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Purchaser may provide for the Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial Offer period and the Subsequent Offer Period. In the event that Purchaser elects to provide for the Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15 — “Certain Conditions of the Offer” exist, (ii) to waive any condition to the Offer (other than the Minimum Tender

Condition or the Tender Offer Extension Condition) or (iii) to otherwise amend the Offer in any respect not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, change of the form of consideration to be paid in the Offer or reduce the number of Shares subject to the Offer without the consent of Matrixx.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Matrixx has provided Purchaser with Matrixx’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Matrixx’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the

Depositary, in each case prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during the Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i. such tender is made by or through an Eligible Institution;

ii. a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment.  By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Matrixx’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding.  Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the U.S. Internal Revenue Service (“IRS”) Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 20, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, if it is provided, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the Non-United States holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A Non-United States holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or pursuant to the Merger, unless, generally, the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that:

Non-United States holder is not a United States person, or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the Non-United States holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to this Offer to Purchase or exchanging their Shares for cash in the Merger under any federal, state, foreign or other tax laws.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq under Global Select Market under the symbol “MTXX.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low

Year Ended March 31, 2009:
First Quarter	$17.20	$13.22
Second Quarter	18.98	14.61
Third Quarter	18.38	14.01
Fourth Quarter	19.50	13.35
Year Ended March 31, 2010:
First Quarter	$19.74	$4.39
Second Quarter	7.74	4.82
Third Quarter	6.10	3.61
Fourth Quarter	5.57	4.15
Year Ending March 31, 2011:
First Quarter	$5.87	$4.00
Second Quarter	5.54	4.32
Third Quarter (through December 21, 2010)	8.35	4.93

On December 13, 2010, the last trading day before HIG and Matrixx announced that Parent, Purchaser, and Matrixx had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $5.12 per share; therefore, the Offer Price of $8.00 per share represents a premium of approximately 56% over such price. On December 21, 2010, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $8.19 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Matrixx has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, Matrixx is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7.	Certain Information Concerning Matrixx.

The following description of Matrixx and its business has been taken from Matrixx’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. We do not assume any responsibility for the accuracy or completeness of the information concerning Matrixx, or for any failure by Matrixx to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Matrixx develops, markets and sells innovative over-the-counter healthcare products with an emphasis on those that utilize unique delivery systems. Through its subsidiaries, Matrixx markets and sells products under the Zicam® brand. Current Zicam offerings compete in the following product classes within the cough and cold category: Cold Remedy; Allergy/Sinus; Cough and Multi-Symptom relief; and other cough/cold. Matrixx has sales in one business segment, over-the-counter pharmaceuticals and dietary supplements. Currently, all of Matrixx’s revenues are attributed to sales within the United States. Matrixx’s principal executive offices are at 8515 E. Anderson Drive, Scottsdale, AZ 85255 and its telephone number is (602) 385-8888.

Available Information.  Matrixx is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Matrixx’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Matrixx’s securities, any material interests of such persons in transactions with Matrixx, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Matrixx’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Matrixx also maintains a website at http://www.matrixxinc.com. The information contained in, accessible from or connected to Matrixx’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Matrixx’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation and Purchaser is a Delaware corporation. Each of Parent and Purchaser was formed and is controlled by HIG, a limited partnership organized under the laws of the State of Delaware. The principal office for each of Parent, Purchaser and HIG is located at c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. The telephone number for each of Parent, Purchaser and HIG is (305) 379-2322. Purchaser is a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of HIG is as a private equity investment company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, HIG and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of Parent, Purchaser, or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, or HIG, nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or HIG, or their subsidiaries, nor, to the best knowledge of Parent, Purchaser or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Matrixx or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Matrixx, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Matrixx or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Matrixx or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Matrixx’s securities, an election of Matrixx’s directors or a sale or other transfer of a material amount of Matrixx’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and the Merger and (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of Matrixx required to be cashed out by the Merger Agreement, will be approximately $75 million. The funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through the issuance of equity and/or debt of Parent. HIG will provide Parent with the funds necessary to purchase the Shares in the Offer, and HIG has provided Parent with an Equity Commitment Letter (the “Equity Commitment Letter”) pursuant to which HIG has agreed to purchase equity of Parent for an aggregate amount of cash up to $75,188,696. Matrixx is a third party beneficiary to the Equity Commitment Letter and can specifically enforce its terms directly against HIG. HIG may allocate a portion of its rights and obligations under the Equity Commitment Letter to co-investors, provided that HIG will remain primarily liable to the extent that any co-investor fails to meet the obligations under the Equity Commitment Letter. The terms and conditions of any investment by a co-investor would be subject to negotiations and discussions among HIG and the potential investors. HIG may reduce the amount it is required to contribute under the Equity Commitment Letter if and only to the extent Parent otherwise obtains the funds necessary to consummate the Offer and the Merger (such as, for example, any equity or debt amounts funded to Parent other than by HIG, or borrowing of funds from a third party by Parent facilitated by HIG). It is anticipated that the ultimate source of funds for the Offer and the Merger will be a combination of equity contributions from HIG and its affiliates and loans from Harris N.A. The exact form, terms and conditions of these loans, to the extent available on commercially reasonable terms, have not been determined. The Offer is not conditional upon Parent obtaining third party debt financing, and in the event loans cannot be obtained on terms that are satisfactory to Parent in its sole discretion, Parent will obtain all of the funds necessary to complete the Offer and the Merger from equity contributions from HIG as required under the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, HIG executed and delivered to Matrixx a Limited Guarantee (the “Limited Guarantee”), in favor of Matrixx in respect of Parent and Purchaser’s obligations under the Merger Agreement, provided that HIG’s maximum aggregate liability under the Limited Guarantee will not exceed $75,188,696.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of the Shares in connection with the Offer and the Merger, (ii) Purchaser is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Parent will have available to it, at the time of the acceptance for payment of the Shares tendered into the Offer, sufficient cash to provide Purchaser with the amount of cash consideration payable to holders of Shares in the Offer and the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Matrixx.

The following is a description of HIG’s participation in a process with Matrixx that resulted in the execution of the Merger Agreement. For a review of Matrixx’s activities relating to this process, please refer to Matrixx’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to HIG in this section may be references to affiliates and representatives of HIG, and to actions to be taken by or on behalf of Parent or Purchaser, entities that are controlled by HIG.

HIG is a private investment firm engaged in, among other activities, the making and managing of equity investments in and acquisitions of business organizations. To assist it in making potential investments and acquisitions in the personal care and over the counter drug sectors, HIG partnered with Primus Therapeutics, Inc. (“Primus”), a newly-formed “platform company” created to acquire certain brands, technologies and other assets in those sectors. HIG and Primus identified Matrixx as a potential investment opportunity and evaluated Matrixx through a review of publicly available information.

In January 2010, at the request of HIG, Joseph A. Falsetti, the Executive Chairman of Primus, contacted Michael Zeher, one of Matrixx’s directors. Mr. Falsetti had met Mr. Zeher through previous business dealings. Mr. Falsetti told Mr. Zeher that HIG was interested in discussing a possible acquisition of Matrixx, without specifying the terms of such proposed transaction. Mr. Zeher stated that Matrixx was not for sale, but that he would raise Mr. Falsetti’s inquiry with the Company Board at its upcoming meeting in Scottsdale, Arizona on January 21, 2010.

During the evening of January 20, 2010, representatives of HIG and Primus met briefly with Mr. Zeher. HIG and Primus reaffirmed HIG’s interest in Matrixx and provided Mr. Zeher with background information regarding HIG.

In late January 2010, Samuel Cowley, Executive Vice President, General Counsel and Secretary of Matrixx, spoke with HIG and reiterated that Matrixx was not for sale but that it would engage in preliminary discussions with HIG provided that it sign a confidentiality agreement that included a standstill provision placing restrictions on, among other things, the ability of HIG and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of the shares of Matrixx in certain circumstances for a one-year period. On February 8, 2010, Mr. Cowley sent a draft confidentiality agreement prepared by the law firm of Snell & Wilmer L.L.P. to HIG.

On February 9, 2010, HIG returned to Mr. Cowley a revised draft of the confidentiality agreement that, among other things, removed the standstill provision requested by Matrixx. On February 10, 2010, Mr. Cowley advised HIG that, although Matrixx was not for sale, management was willing to discuss with HIG its interest in Matrixx. He further advised HIG, however, that Matrixx required a confidentiality agreement with a standstill provision in order to initiate discussions.

On February 12, 2010, HIG called Mr. Cowley to inform him that it would be sending to Matrixx a letter providing background information regarding HIG and a non-binding expression of interest for a possible acquisition of Matrixx setting forth the terms of a proposed transaction, including price; the sources of HIG’s funds; the diligence review HIG had completed and had yet to complete; and a proposed timetable. HIG then proposed a meeting in Phoenix on Tuesday, February 16, 2010.

On February 16, 2010, HIG and Primus met with Bill Hemelt, Matrixx’s Chief Executive Officer, and Mr. Cowley at the offices of Snell & Wilmer in Phoenix, Arizona. Mr. Cowley began the meeting by reaffirming that Matrixx was not for sale and that he and Mr. Hemelt would be in a “listen only” mode until HIG signed a confidentiality agreement with a standstill provision. HIG and Primus detailed HIG’s experience and success in middle-market private equity transactions and indicated that HIG was interested in acquiring all of Matrixx’s outstanding stock. HIG and Primus focused on the disadvantages, given its size, of Matrixx being a publicly-traded company and stated that the transaction would not be subject to a financing contingency. HIG and Primus indicated also that HIG had completed its review of publicly-available information on Matrixx, including a due diligence review by outside counsel of Matrixx’s outstanding litigation. They then advised Mr. Hemelt and Mr. Cowley that HIG was considering a per share acquisition price of $6.50 per share. Mr. Cowley and Mr. Hemelt told HIG and Primus that they would convey this information to the Company Board.

On February 19, 2010, Mr. Cowley reported to HIG that Matrixx was not for sale but that it was willing to devote the necessary time and resources to evaluate HIG’s indication of interest, and engage an investment banker to evaluate HIG’s indication of interest, if HIG signed a confidentiality agreement containing an adequate standstill provision, as previously requested by Matrixx.

On February 22, 2010, HIG advised Mr. Cowley and Mr. Hemelt that HIG would be willing to enter into a standstill arrangement prohibiting it from communicating with Matrixx’s shareholders with respect to any HIG offer below $6.00 (all cash) per share. On February 23, 2010, Mr. Cowley rejected the standstill arrangement proposed by HIG.

On March 2, 2010, Primus delivered a letter, dated March 1, 2010, to the Company Board containing a non-binding proposal to acquire all of Matrixx’s outstanding shares for cash consideration of $6.50 per share, subject to satisfactory completion of due diligence and other work necessary to enter into a definitive agreement for the proposed transaction. The letter also included a summary of key terms stating, among other things, that the source of funds for the acquisition would be HIG and its affiliates.

On March 22, 2010, Mr. Hemelt sent Primus a letter reiterating the Company Board’s position that Matrixx was not for sale, but that the Company Board was willing to discuss, on a friendly and non-exclusive basis, HIG’s interest in Matrixx, subject to HIG entering into a confidentiality agreement with a standstill provision. Mr. Hemelt’s letter enclosed a form of confidentiality agreement for HIG’s consideration.

On March 25, 2010, HIG advised Matrixx that it was prepared to move forward under the terms of the confidentiality agreement proposed by Matrixx. On March 27, 2010, H.I.G. Middle Market, LLC, an affiliate of HIG, signed the confidentiality agreement and HIG provided Matrixx with a list of requested diligence items. On March 29, 2010, Primus signed the confidentiality agreement.

Between May 7, 2010 and June 4, 2010, HIG and its legal counsel, Kirkland & Ellis LLP, participated in various telephonic conferences with Sawaya Segalas and Matrixx’s management regarding various issues, including marketing and advertising, new product development, store brand competition and product liability litigation. HIG also received from Sawaya Segalas detailed information regarding, among other things, the growth characteristics of Matrixx’s oral Cold Remedy products; the differentiated positioning of Matrixx’s Zicam product line among consumers; and pro forma fiscal year 2010 and fiscal year 2011 (estimated) financial information.

On June 4, 2010, HIG advised Sawaya Segalas that it was affirming its offer to acquire 100% of Matrixx’s shares for $6.50 per share. HIG indicated that it had conducted extensive diligence on Matrixx and was prepared to move expeditiously to enter into a definitive agreement and to complete the transaction either through a merger or a tender offer. HIG also reiterated that its offer was not subject to any financing condition.

On June 13, 2010, Sawaya Segalas requested that HIG provide additional information regarding its June 4, 2010 communication. Among other matters, Sawaya Segalas requested that HIG specify the anticipated sources of equity and/or debt financing; the assumptions relating to the cash balance of Matrixx at closing; HIG’s general strategy and operating plan for Matrixx; and the status of HIG’s due diligence process.

By letter dated June 30, 2010, HIG reaffirmed its interest in acquiring all of the outstanding shares of Matrixx for cash consideration of $6.50 per share. HIG also stated that (i) it did not anticipate conditioning consummation of the acquisition on obtaining third-party financing; (ii) it assumed a closing cash balance of $25-$30 million; and (iii) HIG’s post-closing strategy would focus on building upon the current core business by investing in new product development and acquisitions of complementary brands, product lines and technologies.

On July 13, 2010, Sawaya Segalas requested HIG confirm that HIG would not condition consummation of the acquisition on obtaining third-party financing.

On July 15, 2010, HIG provided Matrixx with an unsigned updated version of its June 30, 2010 letter clearly stating that HIG would not condition its final proposal on the receipt of third-party financing.

On August 30, 2010, Sawaya Segalas notified HIG of Matrixx’s position with respect to certain transaction terms (“Material Terms”). These Material Terms included, among other things, (i) a proposal that the transaction be structured as a tender offer by HIG followed by a short-form or long-form merger; (ii) no management share rollover or new management investment in the acquisition vehicle; (iii) Matrixx’s rights to seek the Delaware Court of Chancery to specifically enforce closing of an agreed-upon transaction; (iv) a 45-day go-shop period; (v) Company break-up fees ranging from 1% to 2.5% of the transaction value with a two-tier termination fee structure; (vi) no financing condition; (vii) customary covenants and conditions; and (viii) a requirement that HIG would not have the ability to terminate the transaction after signing due to deterioration of the business, financial condition or results of operations of Matrixx as a result of litigation pending or threatened as of the date of signing (including any regulatory proceedings) or similar litigation proceedings initiated after signing (the “MAE Exception”).

On September 12, 2010, HIG advised Sawaya Segalas in writing that it was prepared to increase its offer to $8.00 per share and provided a mark-up of the Material Terms containing various revisions.

On September 16, 2010, Sawaya Segalas advised HIG that the Company Board had not yet evaluated HIG’s per share consideration offer and would do so only upon receiving additional clarity on certain of HIG’s positions regarding (i) Matrixx’s specific performance rights; (ii) the MAE Exception; and (iii) the term of the go-shop period and HIG’s proposed single-tier termination fee, which Matrixx believed was inconsistent with customary go-shop terms for transactions of this type.

On September 21, 2010, HIG advised Sawaya Segalas that its proposal of $8.00 per share was firm. HIG also confirmed that it would agree (i) subject to certain conditions, to Matrixx’s specific performance rights; (ii) to the inclusion of the MAE Exception, subject to the law firms of Sullivan & Cromwell LLP and Snell & Wilmer L.L.P. (collectively, “Company Counsel”) and Kirkland & Ellis agreeing upon appropriate language; and (iii) to engage in further discussions regarding the term of the go-shop period and termination fees. On September 22, 2010, Company Counsel spoke with Kirkland & Ellis regarding the open points in the Material Terms.

Between September 24, 2010 and October 7, 2010, Company Counsel and Kirkland & Ellis negotiated the Material Terms, with particular focus on (i) the term and structure of the go-shop period, including whether the length of the go-shop period would be 30 days (HIG’s position) or 45 days (Matrixx’s position) and whether an excluded party concept would be adopted, and (ii) appropriate termination fee levels, fee structure and the circumstances under which the termination fees would be payable. On October 7, 2010, Company Counsel, Kirkland & Ellis and HIG participated in a conference call and resolved the outstanding open Material Terms.

On October 14, 2010, Matrixx opened an on-line data room to HIG. HIG then continued its due diligence process with the assistance of Sawaya Segalas, Matrixx and Company Counsel.

On October 17, 2010, Company Counsel delivered the initial draft of the Merger Agreement to Kirkland & Ellis.

On October 18, 2010, representatives from HIG met with Matrixx’s executive management team, and representatives from Sawaya Segalas at Snell & Wilmer’s offices in Phoenix, Arizona to discuss detailed operational and diligence issues, including the status of Matrixx’s outstanding litigation.

Between October 20, 2010 and November 5, 2010, Company Counsel and Kirkland & Ellis negotiated the transaction documents, including the Merger Agreement, the Limited Guarantee, and the disclosure schedules to the Merger Agreement. Kirkland & Ellis delivered the initial draft of the Equity Commitment Letter on November 4, 2010.

On November 5, 2010, HIG sent a letter to the Company Board requesting certain assurances as to Matrixx’s litigation exposure before executing the Merger Agreement and outlining terms for settlement of the Zicam-related personal injury claims that would be acceptable to HIG.

On November 8, 2010, Matrixx provided HIG with a letter objecting to HIG’s new request, suspending work on the proposed transaction and suspending HIG’s access to the on-line data room. In its letter, Matrixx stated that it would continue to pursue ongoing discussions regarding the possible settlement of the personal injury product liability litigation and would reach a settlement to the extent it was in the best interest of the Company’s stockholders. On November 10, 2010, HIG contacted Sawaya Segalas and expressed its continuing interest in acquiring Matrixx.

On November 23, 2010, Matrixx informed HIG that, in light of the status of litigation settlement discussions and prospects for resolving the litigation, it would re-engage with HIG on the proposed transaction. Between November 24, 2010 and December 3, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documentation. On December 3, 2010, Company Counsel provided details to Kirkland & Ellis regarding key terms of a draft litigation settlement agreement (the “Settlement Agreement”) pursuant to which

Matrixx hoped it would settle claims made by substantially all of the plaintiffs and claimants who have alleged personal injury claims against Matrixx, including plaintiffs who are subject to the pending multidistrict litigation and the consolidated proceedings pending in state courts in California and Arizona. Company Counsel and Kirkland & Ellis continued to negotiate the transaction documentation during the weekend of December 4-5.

On December 6, 2010, Matrixx provided Kirkland & Ellis with a draft of the Settlement Agreement, subject to HIG’s confidentiality agreement. During the evening of December 6, 2010, Company Counsel, Kirkland & Ellis, HIG and Matrixx management participated in a teleconference during which Mr. Cowley reviewed key terms of the proposed Settlement Agreement.

On December 7, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documents.

Between December 8, 2010 and December 13, 2010, Company Counsel and Kirkland & Ellis continued to negotiate the transaction documents and resolve outstanding issues, including a request from Matrixx to lengthen the go-shop period.

In the late evening of December 13, 2010, Matrixx, Purchaser and Parent executed the Merger Agreement and related documents.

Before the opening of the market on December 14, 2010, Matrixx issued a press release announcing the merger and a press release announcing the Settlement Agreement.

11.	The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 — “Certain Information Concerning Matrixx.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer to purchase any and all of the outstanding Shares. The obligations of Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 15 — “Certain Conditions of the Offer” (each such condition, an “Offer Condition”). Purchaser expressly reserves the right to increase the Offer Price and to waive any Offer Condition or modify the terms of the Offer; except that, without the consent of Matrixx, Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition or the Tender Offer Extension Condition, (iv) add to the Offer Conditions or modify any Offer Condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

The Merger Agreement provides that the Offer will initially expire at 11:59 PM New York City time on January 24, 2010.

Extensions of the Offer.  The Merger Agreement provides that Purchaser will extend the Offer at the request of the Company beyond its initial Expiration Date upon the occurrence of one of two situations. In the first case, if (i) the Company Board has designated at least one party to be an Excluded Party (as defined in Section 11 — “The Merger Agreement; Other Agreements — Go-shop”), (ii) such party has not ceased to be an Excluded Party and (iii) Matrixx has requested such an extension, then Purchaser will be required to extend the Offer for a period of 18 days. If Purchaser is not required to extend the Offer as provided in the first case, and if as of the initial Expiration Date the waiting period for the Merger under the HSR Act has not terminated, then Purchaser will extend the Offer for a period of 9 days. If the waiting period for the Merger under the HSR Act still has not occurred by the end of such 9 day extension, then Purchaser will extend the Offer for a second and final period of 9 days. In no event will Purchaser be required to extend the Expiration Date beyond February 11, 2011.

In addition, Purchaser may, in its sole discretion, extend the Offer (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff and (ii) for one or more periods of up to 10 business days each, if at the scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date of the Offer (as it may be extended and re-extended) pursuant to the Offer as soon as practicable after such Expiration Date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

Recommendation.  Matrixx has represented in the Merger Agreement that the Company Board has adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and determining that the terms of the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and to the holders of the Shares and (ii) subject to the provisions described in more detail below in “— The Company Board’s Recommendation,” recommending that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement. Additionally, Matrixx has represented that the Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with Matrixx (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of the Merger Agreement or the consummation of the transactions in the manner contemplated thereby.

The Company Board.  The Merger Agreement provides that, effective upon the closing of the Offer Closing, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) that are then beneficially owned by Purchaser and its affiliates (including shares accepted for payment), and Matrixx shall use its best efforts to cause Purchaser’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Matrixx will also cause individuals designated by Purchaser to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board as such members represent of the Company Board.

Until the Effective Time, the Company and Parent will use their reasonable best efforts to have at least three of the Existing Directors remain on the audit committee and for the audit committee to comply with all requirements of Nasdaq and SEC rules and regulations. If the number of Existing Directors on the audit committee is reduced below three, the remaining Existing Directors will be entitled to designate persons to fill such vacancies.

If Purchaser’s designees constitute a majority of the Company Board prior to the Effective Time, then a majority of the Existing Directors will be required to approve any amendment or termination by Matrixx of, or any waiver by Matrixx of, any of its rights under, the Merger Agreement that would adversely affect the stockholders of Matrixx (other than Parent and Purchaser) or extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement.

Employee Matters.  The Merger Agreement provides that the employees of Matrixx and its subsidiaries who continue to be employed by Parent, the Surviving Corporation or its subsidiaries after the Effective Time (the “Affected Employees”) will be provided with, from the time Purchaser’s director designees are elected to Matrixx’s board (the “Board Control Date”) or the Effective Time (whichever is earlier), and until March 31, 2011, base salaries that are no less than those provided by Matrixx and its subsidiaries immediately prior to the Effective Time, benefits (other than equity based benefits) that are substantially similar in the aggregate to the benefits (other than equity based benefits) provided by Matrixx as of the date of the Merger Agreement, and will remain subject to and be eligible to receive payment in respect of the bonus or incentive opportunities earned under certain existing Matrixx bonus plans. In addition, Affected Employees who continue to be employed by the Surviving Corporation or its subsidiaries after April 1, 2011, will, from April 1, 2011 until March 31, 2012, receive base salaries and bonus opportunities (other than equity-based bonus opportunities) that are no less than those provided by Matrixx and its subsidiaries immediately prior to the Effective Time (other than equity-based bonus opportunities) and benefits (other than equity based benefits) that are substantially similar in the aggregate to the benefits (other than equity based benefits) provided by Matrixx as of the date of the Merger Agreement. Furthermore, if the Merger closes prior to March 31, 2011, the Surviving Corporation will pay persons who were employees of the Company immediately prior to the closing date of the Merger but who are terminated prior to March 31, 2011 a pro rated portion of such employee’s annual or incentive bonus for fiscal year 2011 if such persons would have been eligible to receive an annual or incentive bonus but for their termination.

Top-Up Option.  Matrixx has agreed to grant Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, a number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise, constitutes one Share more than the number of shares necessary for Purchaser to be merged into Matrixx in a “short form” merger pursuant to Section 253 of the DGCL, i.e., 90% of the Shares then outstanding after giving effect to the issuance of such Shares (“the Top-Up Option Shares”). The Top-Up Option is exercisable only once within 10 business days after the purchase of and payment for Shares pursuant to the Offer by Purchaser. The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance. The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either fully in cash or partially in cash in an amount equal to not less than the par value of the Top-Up Option Shares and partially by executing and delivering a promissory note having a principal amount equal to the remainder. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a short-form merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Matrixx’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer.

The Merger.  The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Matrixx and, as a result of the Merger, the separate corporate existence of Purchaser will cease; and

•	Matrixx will be the Surviving Corporation in the Merger, will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation.  At the Effective Time, the Surviving Corporation’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation set forth as an exhibit to the Merger Agreement, and the by-laws of Matrixx immediately prior to the Effective Time will be the by-laws of the Surviving Corporation. The directors of Purchaser will be the directors of the Surviving Corporation at and after the Effective Time and the officers of Matrixx immediately prior to the Effective Time will remain the officers of the Surviving Corporation.

The obligations of Parent and Purchaser, on the one hand, and Matrixx, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted, if required, by the requisite vote of the stockholders of Matrixx or all conditions to effectuating a short-form merger pursuant to Section 253 of the DGCL having been satisfied;

•	no order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any governmental entity is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	Purchaser having purchased all Shares validly tendered and not withdrawn pursuant to the Offer (unless such failure to purchase is in violation of the Merger Agreement).

Merger Consideration.  At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser, Matrixx or any of their respective subsidiaries immediately prior to the effective time of the Merger and any dissenting shares, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All then-outstanding Shares will be cancelled and cease to exist, subject to the right of the record holder of any dissenting shares to receive payment for such shares pursuant to Section 262 of the DGCL. See “— Appraisal Rights.”

Payment for Shares.  At the Effective Time, Parent will deposit or cause to be deposited with a paying agent approved by Matrixx the funds sufficient to pay the Offer Price to the non-dissenting stockholders.

Promptly after the Effective Time and in any event within three business days, the paying agent will send to record holders of Shares a Letter of Transmittal and instructions advising the stockholders how to surrender stock certificates in exchange for the Offer Price. The paying agent will pay the Offer Price per Share to the stockholders upon receipt of (1) surrendered certificates representing the Shares and (2) a signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the Offer Price. The Surviving Corporation will reduce the amount of the Offer Price per Share paid to any stockholder in respect of such stockholder’s Shares by any applicable withholding taxes.

If any cash deposited with the paying agent (including any investment proceeds) is not claimed within 180 days following the Effective Time, such cash will be delivered to the Surviving Corporation, subject to any applicable unclaimed property laws. After such delivery, any holder of Shares shall look only to the Surviving Corporation for any amount he or she would be entitled to receive as a result of the Merger. No person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

The transmittal instructions will include instructions for if the stockholder has lost the certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Parent, post a bond in a customary amount and on such terms as Parent directs as indemnity against any claim that may be made against it or the Surviving Corporation in respect of the certificate.

Equity Commitment Letter and Limited Guarantee.  Parent has received an Equity Commitment Letter from HIG, pursuant to which HIG has agreed, subject to the terms and conditions set forth in the commitment letter, to purchase equity of Parent for an aggregate amount of cash up to $75,188,696, for the purpose of indirectly funding Purchaser’s payment of the Offer Price for Shares tendered in the Offer and, if the Offer is completed, for Shares acquired in the Subsequent Offering Period, if any, and in the Merger. The commitment is subject to (i) with respect to the obligations to accept for payment and pay for any validly tendered and not properly withdrawn Shares, (A) the execution and delivery of the Merger Agreement by Matrixx and (B) the satisfaction or waiver by Parent (with the prior written approval of HIG) of each of the conditions to Parent’s and Purchaser’s obligations to consummate the Offer, and (ii) with respect to Shares to be paid for at the time of the Merger, subject to the satisfaction or waiver by Parent (with the prior written approval of HIG) of the conditions to Parent’s and Purchaser’s obligations to effect the Merger described in the Merger Agreement. HIG may reduce the amount it is required to contribute under the Equity Commitment Letter if and only to the extent Parent otherwise obtains the funds necessary to consummate the Offer and the Merger (such as, for example, any equity or debt amounts funded to Parent other than by HIG, or borrowing of funds from a third party by Parent facilitated by HIG). HIG’s obligation to fund the commitment terminates at the earlier of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) the closing of the Merger. Subject to the terms and conditions set forth in the commitment letter, Matrixx as a third party beneficiary of the rights of Parent is entitled to specifically enforce the terms of the Equity Commitment Letter directly against HIG.

HIG and Matrixx have entered into a Limited Guarantee pursuant to which HIG has agreed to irrevocably guarantee, in an amount up to $75,188,696, the payment, performance and discharge of all liabilities of Parent and Purchaser under the Merger Agreement, including but not limited to (i) payment for Shares tendered in accordance with the terms of the Merger Agreement, (ii) liabilities and damages suffered by Matrixx as a result of a breach of the Merger Agreement, and (iii) Parent’s or Purchaser’s obligations to perform specifically the terms and provisions of the Merger Agreement to the extent such specific performance or monetary damages in lieu thereof, as the case may be, are awarded in a final judicial determination (or a settlement tantamount thereto). The Limited Guarantee will remain in force and effect until the earlier of (i) the Effective Time and (ii) a termination of the Merger Agreement according to its terms (other than a termination due to (a) the existence of order, judgment, injunction, award, decree or writ adopted or imposed by a governmental entity that prohibits the Offer or Merger and that is final and nonappealable, (b) a failure to consummate the Offer by the Outside Date (as defined in Section 11 — “The Merger Agreement; Other Agreements — Termination of the Merger Agreement”) (c) a failure by Purchaser to accepted for purchase tendered Shares because of a failure of any of the conditions to the Offer, (d) a failure to perform in any material respect any representation, warranty, agreement or covenant by Parent or Purchaser under the Merger Agreement that materially impairs or is reasonably likely to materially impair the performance of Parent or Purchaser’s obligations under the Merger Agreement and is not cured within the time period set forth in the Merger Agreement, or (e) a failure by Purchaser to commence the Offer by December 22, 2010, in which case, the Limited Guarantee expires 180 days following a valid termination of the Merger Agreement because of such reasons, provided that the Limited Guarantee will not terminate as to any claim for which a legal proceeding has commenced prior to the end of such 180-day period).

Treatment of Stock Plans.  At the Effective Time, each outstanding option will be converted into the right to receive a payment in cash equal to the product of (x) the number of Shares covered by such option, multiplied by (y) the excess, if any, of the Offer Price over the exercise price per Share under such option, less applicable taxes to be withheld.

All outstanding awards of restricted common stock will vest in full as of the date Purchaser accepts all Shares tendered in the Offer, and at the Effective Time, such stock, if not tendered in the Offer, shall be converted into the right to receive the Offer Price.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by Matrixx to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Matrixx. The purpose of this summary of the Merger Agreement is to provide Matrixx’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Matrixx, Parent or Purchaser in Matrixx’s public reports filed with the SEC. In particular, the representations, warranties and covenants set forth in the Merger Agreement (1) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (3) will not survive consummation of the Merger, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (6) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

In the Merger Agreement, Matrixx has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Matrixx and its subsidiaries, such as organization, good standing, qualification, power and authority;

•	its capitalization;

•	its subsidiaries;

•	required consents and approvals, and no violations of agreements, governance documents or laws with respect to the Offer, the Merger and the other transactions contemplated thereby;

•	the opinion of Matrixx’s financial advisor with respect to the fairness of the Offer Price;

•	public SEC filings, financial statements and internal controls;

•	the absence of certain changes;

•	the absence of undisclosed litigation and liabilities;

•	employee benefit matters;

•	compliance with laws and possession of permits;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	exemption from short-swing profit rules;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property matters;

•	insurance;

•	real property;

•	material contracts;

•	the information included in certain documents filed with the SEC or sent to Matrixx stockholders in connection with the Offer and the Merger;

•	amendment of Matrixx’s shareholder rights plan;

•	finders’ and brokers’ fees and expenses; and

•	health care regulatory matters.

Some of the representations and warranties in the Merger Agreement made by Matrixx are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, change or occurrence, which, individually or together with any other event, change or occurrence, has a material adverse effect on the business, financial condition or results of operations of Matrixx and its subsidiaries taken as a whole; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (A) actions taken by Matrixx or its subsidiaries in accordance with the Merger Agreement or the failure to take any action by Matrixx or its subsidiaries prohibited by the Merger Agreement; (B) changes, events or occurrences resulting from the announcement or pendency of the Merger Agreement or the transactions contemplated thereby or the identity of, or any facts or circumstances relating to, Parent and its affiliates, in each case including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, distributors, investors, employees, existing or potential claimants or regulators; (C) changes, events or occurrences generally affecting Matrixx’s industry or markets generally; (D) changes, events or occurrences affecting economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets; (E) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of, or occurring after, the date of the Merger Agreement; (F) any failure by Matrixx to meet any internal or external projections, guidance, estimates or forecasts for or during any period ending on or after the date of the Merger Agreement, provided that the underlying causes of such failure may be considered in determining whether there is a Company Material Adverse Effect unless any such underlying cause is otherwise specifically excluded (including by any other subsection of this definition); (G) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP (or the interpretation thereof); (H) any threatened or initiated investigation, allegation, claim, dispute, action or proceeding (each, a “Proceeding”) (i) to which Matrixx has been prior to the date of this Agreement, or is as of the date of this Agreement, a party and has been disclosed in Matrixx’s disclosure letter to Parent and Purchaser or (ii) involving alleged defects or deficiencies in Matrixx’s products, including their development, design, study, research, labeling, packaging, formulation, manufacture, advertisement, marketing, distribution, and sale, and any actual, potential, or threatened harm, damage, loss (including lost sales or lost profits), indebtedness, cost or expense related thereto, but only to the extent that any such Proceeding involves the same product as and arises out of facts or circumstances similar to those giving rise to any Proceeding to which Matrixx has been prior to, or is as of, the date of the Merger Agreement, a party or has been disclosed in Matrixx’s disclosure letter to Parent and Purchaser (such as, by way of example and not of limitation, in the case of this clause (ii), a Proceeding alleging anosmia following use of one of the Matrixx’s nasal Cold Remedy products); (I) any Proceeding by Matrixx’s stockholders arising out of or related to the Merger Agreement or any of the transactions contemplated thereby, in each case after the date of the Merger Agreement; and (J) certain matters set forth in Matrixx’s disclosure letter to Parent and Purchaser; provided, however, that the circumstances, changes, developments, events or states of facts set forth in clauses (C), (D), (E) and (G) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent, and only to the extent, such circumstances, changes, developments, events or states of facts have a disproportionately adverse effect on Matrixx, as compared to other participants in the industries in which Matrixx operates.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Matrixx with respect to, among other things:

•	corporate matters, such as organization, good standing, qualification, power and authority;

•	required consents and approvals, and no violations of agreements, governance documents or laws with respect to the Offer, the Merger and the other transactions contemplated thereby;

•	the absence of litigation;

•	the information included in certain documents filed with the SEC or sent to Matrixx stockholders in connection with the Offer and the Merger;

•	the sufficiency of funds to complete the Offer and the Merger;

•	the ownership of Purchaser by Parent;

•	finders’ and brokers’ fees;

•	the absence of ownership by Parent or Purchaser of shares of Matrixx; and

•	the absence of certain arrangements.

Conduct of Business of Matrixx.  The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time or earlier termination of the Merger Agreement, except (i) as expressly permitted or contemplated by the Merger Agreement, (ii) with the prior written consent of Parent (which, except for certain items that are in Parent’s sole discretion, is not to be unreasonably withheld, delayed, or conditioned), or (iii) as required by applicable law, Matrixx will and shall cause its subsidiaries to:

•	conduct their business in the ordinary course; and

•	use commercially reasonable efforts to preserve their business organizations and real property intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, employees and business associates.

In addition, Matrixx will not, and will not permit its subsidiaries to, subject to specified thresholds and exceptions and among other things:

•	declare or pay dividends or other distributions;

•	repurchase, redeem or otherwise acquire its stock;

•	issue, sell, pledge, dispose of or encumber any equity interests of Matrixx or its subsidiaries;

•	purchase or sell assets;

•	make capital expenditures;

•	incur or modify the terms of indebtedness for borrowed money;

•	increase salaries or bonuses, grant new incentive awards, adopt new compensation or benefit plans, or accelerate vesting of any right to compensation or benefits;

•	hire any new employees other than clerical;

•	compromise or settle any litigation, claim or arbitration or implement any settlement other than in accordance with its express terms;

•	amend the governing documents;

•	change financial accounting principles;

•	enter into, terminate, or amend material contracts;

•	make or change a material tax election, change tax accounting methods, file an amended tax return, settle a tax claim, or agree to extensions or waivers of the applicable statute of limitations for any tax claim; or

•	enter into non-compete agreements;

•	take any action reasonably likely to cause any condition to the Offer not to be satisfied; or

•	agree to do any of the foregoing or enter into any letter of intent or similar agreement or arrangement with respect to any of the foregoing.

Go-shop.  From the date of the Merger Agreement until 11:59 PM, New York City time on January 22, 2011 (the “Go-Shop Period”), Matrixx and its subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives shall have the right to (acting under the direction of the Company Board):

•	initiate, solicit and encourage any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals (as defined below), including by way of providing access to non-public information to any Person pursuant to a confidentiality and standstill agreement lasting at least a year with terms no less favorable to Matrixx in any material substantive respect than those in Matrixx’s confidentiality agreement with H.I.G. Middle Market LLC (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided that Matrixx shall promptly make available to Parent and Purchaser any material non-public information concerning Matrixx or its subsidiaries that Matrixx provides to any person given such access that was not previously made available to Parent or Purchaser;

•	engage or enter into, continue or otherwise participate in any discussions or negotiations with any persons or groups of persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals; and

•	authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) any such Acquisition Proposal if Matrixx complies with the requirements to do so set forth under the Merger Agreement. See “— The Company Board’s Recommendation.”

No solicitation.  Starting at 12:00 AM, New York City time on January 23, 2011 (the “No-Shop Period Start Date”), Matrixx and its subsidiaries and their respective officers and directors shall, and Matrixx shall use its reasonable best efforts to instruct and cause its and its subsidiaries’ representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and not (A) initiate, solicit, propose or knowingly encourage (including by providing non-public information) any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning Matrixx or its subsidiaries to any person or group of persons relating to, any Acquisition Proposal, (C) otherwise knowingly cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an Acquisition Proposal, (D) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (E) resolve to propose or agree to do any of the foregoing.

Notwithstanding the restrictions described above, from the No-Shop Period Start Date until January 24, 2011 or, if Purchaser is required under the Merger Agreement to extend the Offer, until the Expiration Date that results from such extension (the “Cut-off Date”, which shall be no later than February 11, 2011), Matrixx may continue to participate in any discussions or negotiations with respect to any Acquisition Proposals by an Excluded Party or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations with an Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party.

In addition, at any time following the No-Shop Period Start Date and prior to, but not after, the time Purchaser accepts Shares tendered pursuant to the Offer, (i) if Matrixx is in receipt of a written Acquisition Proposal from any person, Matrixx and its representatives may contact such person to clarify the terms and conditions thereof, and (ii) if Matrixx has received a bona fide, written Acquisition Proposal from a third party that did not result from a material breach of the no solicitation provisions of the Merger Agreement, and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then Matrixx may (A) furnish information with respect to Matrixx and its subsidiaries to the person making such Acquisition Proposal pursuant to the same conditions related to the sharing of information imposed during the Go-Shop Period, or (B) engage in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, consolidation, business combination or similar transaction involving Matrixx or any of its Significant Subsidiaries (as defined in Rule 1.02(w) of Regulation S-X of the Exchange Act) which would result in any person or group of persons becoming the beneficial owner, directly or indirectly, of more than 15% of the consolidated total assets (including, equity securities of its subsidiaries) of Matrixx or (ii) any acquisition by any person or group of persons resulting in, or proposal or offer to acquire by tender offer, share exchange or in any manner which if consummated would result in, any person or group of persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 15% of the total voting power or of any class of equity securities of Matrixx, or more than 15% of the consolidated total assets (including, equity securities of its subsidiaries) of Matrixx, in each case other than the transactions contemplated by the Merger Agreement.

•	“Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (x) would result in a transaction, if consummated, more favorable to Matrixx’s stockholders from a financial point of view, (y) is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial, regulatory and other relevant considerations, and (z) is not subject to any financing contingency or, if it is subject to a financing contingency, the person or group of persons making such Acquisition Proposal provided Matrixx with sufficient evidence that such person or group has underwritten commitments that are customarily understood to be firm subject to the terms and conditions of the commitment letter(s) to obtain sufficient funds to complete such Acquisition Proposal (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination).

•	“Excluded Party” means any person (other than Parent and its subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 51% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of the Merger Agreement), from whom Matrixx has received an Acquisition Proposal (including a draft merger agreement or a detailed draft term sheet, memorandum of understanding or similar detailed document) after the execution of the Merger Agreement and prior to the No-Shop Period Start Date that, on or before the No-Shop Period Start Date, the Company Board determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn as of the No-Shop Period Start Date; provided that an Excluded Party shall cease to be an Excluded Party for all purposes upon the earlier of (x) the Cut-off Date and (y) immediately at such time as such Acquisition Proposal made by such party is withdrawn, terminated, expires or no longer constitutes and could no longer reasonably be expected to result in a Superior Proposal (it being agreed and understood that an Acquisition Proposal will not fail to constitute a Superior Proposal if such Acquisition Proposal is amended, modified or revised during the course of ongoing negotiations with Matrixx as a result of the exercise by Parent of its rights under the Merger Agreement to make adjustments in the terms and conditions of the Merger Agreement, which exercise renders such Acquisition Proposal no longer to be a Superior Proposal, so long as such negotiations are ongoing and it subsequently constitutes a Superior Proposal).

Until the No-Shop Period Start Date, Matrixx shall promptly (and, in any event, within three business days) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received, and include the material terms and conditions of such proposals or offers. Within one business day following the No-Shop Period Start Date, Matrixx shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Person or group of Persons making the Acquisition Proposal). From and after the No-Shop Period Start Date, Matrixx also agrees that it will promptly (and, in any event, within three business days) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, redacted, if necessary to comply with confidentiality obligations to such Person) and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

The Company Board’s Recommendation.  Subject to the provisions described below, the Company Board agreed to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement. This is referred to as the “Company Recommendation.” The Company Board also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the Company Board will not effect an “Change of Recommendation” (as defined below) except as described below.

The Company Board shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, or fail to publicly reaffirm within five business days after Parent so requests in writing (provided that Parent may make such request no more than three times), the Company Recommendation with respect to the Offer and the Merger; and, except as described below, shall not cause or permit Matrixx to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than certain confidentiality agreements) relating to any Acquisition Proposal.

Notwithstanding the foregoing, if Matrixx receives an Acquisition Proposal which the Company Board believes in good faith is a Superior Proposal, after consultation with outside legal counsel and after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by Parent, then the Company Board may at any time prior to the date Purchaser accepts the Shares tendered pursuant to the Offer (the “Acceptance Time”), if it is not then in breach of the nonsolicitation provisions of the Merger Agreement in any material respect and determines in good faith, after consultation with outside legal counsel, that taking such action is required in order for the Company Board to comply with its fiduciary duties under applicable law:

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Purchaser the Company Recommendation, fail to publicly reaffirm, when requested by Parent, the Company Recommendation, or make any public statement inconsistent with the recommendation of the Company Board to approve the Offer and Merger (each, a “Change of Recommendation”);

•	approve or recommend such Superior Proposal; and/or

•	terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal.

However, the Company Board shall not approve or recommend any Superior Proposal or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless:

•	Matrixx shall have provided prior written notice to Parent, at least 72 hours in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof, and include a copy of the written proposal of the party making such Superior Proposal;

•	after providing such notice and prior to effecting such Change of Recommendation, approving or recommending such Superior Proposal or terminating the Merger Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, Matrixx shall, during the Notice Period, negotiate with Parent or its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement as would permit Matrixx not to effect a Change of Recommendation or would cause the Acquisition Proposal no longer to be a Superior Proposal, as reasonably determined by the Company Board, and make their representatives available for such negotiations; and

•	the Company Board shall have considered in good faith any changes offered in writing by Parent in a manner that would form a binding contract if accepted by Matrixx and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.

In addition, Matrixx shall not terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless at or concurrently with such termination, Matrixx pays a termination fee as described below in “— Termination of the Merger Agreement.”

In the event of any amendment to the financial terms or any other material revision to the Superior Proposal, Matrixx shall be required to deliver a new written notice to Parent and comply with the foregoing requirements with respect to such new notice, except that the Notice Period shall be reduced to 24 hours for such revised Superior Proposals.

In addition, the Company may also make a Change of Recommendation if a material event or circumstance relating to the business, results of operations, assets or financial condition of Matrixx or its subsidiaries that was unknown to the Company Board as of the date of the Merger Agreement and which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the date Purchaser accepts the Shares tendered pursuant to the Offer (other than the receipt, existence or terms of an Acquisition Proposal or the settlement of a investigation, allegation, claim, dispute, action or proceeding that has been disclosed to Parent and Purchaser).

The Merger Agreement does not prohibit Matrixx or the Company Board from (i) complying with its disclosure obligations under the securities laws with regard to an Acquisition Proposal and/or (ii) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act. In addition, disclosure that the Company Board has determined that any person or group is an Excluded Party and information related to the Acquisition Proposal of such person or group (including the identity of the person or group and the terms and conditions of such Acquisition Proposal) shall not be deemed to be a Change in Recommendation if made prior to the initial Expiration Date and such disclosure includes an express reaffirmation of the Company Recommendation and does not recommend in any way that stockholders postpone or delay tendering their Shares into the Offer as a result of such determination.

Efforts to Close the Transaction.  In the Merger Agreement, each of Matrixx and Parent agreed to, and to cause its affiliates to, use its reasonable best efforts to take or cause to be taken all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and obtain all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from any third party and/or governmental entity with respect to the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Provisions.  If any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws becomes applicable to the Offer, the Merger, and/or the other transactions contemplated by the Merger Agreement, Matrixx and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Indemnification and Insurance.  Each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable law (and Parent shall also advance expenses in defense of claims as incurred to the fullest extent permitted under applicable law), each present and former director and officer of Matrixx and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person’s service as a director or officer of Matrixx or its subsidiaries or services performed by such persons at the request of Matrixx or its subsidiaries at or prior to the Effective Time.

Prior to or at the Effective Time, Matrixx shall and, if Matrixx is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain prepaid directors’ and officers’ liability and fiduciary liability insurance policies for each director and officer currently covered by the Matrixx directors’ and officers’ liability and fiduciary liability insurance policies for a period of at least six years from the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as was provided in Matrixx’s policies as of the date of the Merger Agreement. If Matrixx and the Surviving Corporation for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect Matrixx’s existing directors’ and officers’ insurance policies and fiduciary liability insurance policies for a period of at least six years from the effective time with terms, conditions, retentions and limits of liability that are at least as favorable as was provided in Matrixx’s policies in force as of the date of the Merger Agreement. In no event, however, shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums paid by Matrixx as of the date of the Merger Agreement for such insurance.

Transaction Litigation.  Matrixx and Parent will keep each other reasonably informed of any litigation brought against any party to the Merger Agreement relating to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and shall consult with each other with respect to such litigation. Matrixx may not compromise or settle any such litigation without the prior written consent of Parent.

Fees and Expenses.  Except as otherwise expressly set forth in the Merger Agreement, fees and expenses incurred by the parties will be paid by the party incurring such fees and expenses.

Other Covenants.  The Merger Agreement contains other covenants, including covenants relating to filing a proxy statement and calling a stockholders’ meeting to approve the Merger if necessary, obtaining required approvals, publicity, and access.

Termination of the Merger Agreement.  The Merger Agreement may be terminated:

•	by mutual written consent of Parent and Matrixx at any time prior to the Effective Time;

•	by either Parent or Matrixx:

•	if Purchaser has not accepted for payment any Shares tendered pursuant to the Offer by the 60th day following the Cut-off Date. Such date is known as the “Outside Date” and for the avoidance of doubt, the Outside Date shall be no later than April 12, 2011 (60 days after February 11, 2010);

•	if any order, judgment, injunction, award, decree or writ of any governmental entity permanently enjoining, restraining or otherwise prohibiting the Offer has become final and non-appealable; or

•	if the Offer expires without Purchaser accepting Shares tendered for payment because one of the conditions to the Offer was not met;

provided, that a party may not terminate the Merger Agreement in any of these situations if such party breached its obligations under the Merger Agreement in any matter that proximately contributed to the occurrence of the event giving rise to the termination event noted above.

•	by Matrixx at any time prior to the Acceptance Time:

•	in order to enter into a transaction that is a Superior Proposal, but only if:

•	the Company Board authorizes Matrixx to enter into a definitive agreement with respect to such Superior Proposal;

•	Matrixx enters into such agreement immediately prior to or substantially concurrently with the termination of the Merger Agreement;

•	Matrixx pays to Parent a termination fee of $1,889,092 if such agreement is entered into during the Go-Shop Period or with an Excluded Party after the Go-Shop Period or $2,644,729 if such agreement is entered into after the end of the Go-Shop Period other than with an Excluded Party; and

•	Matrixx has complied in all material respects with the non-solicitation and change in board recommendation provisions of the Merger Agreement.

•	if Parent or Purchaser fails to perform in any material respect any representation, warranty, covenant or agreement made by Parent or Purchaser in the Merger Agreement, which breach or failure materially impairs, or would be reasonably likely to materially impair, the ability of Parent or Purchaser to perform their respective obligations under the Merger Agreement and is not curable or, if curable, has not been cured within the earlier of (x) the Outside Date and (y) 20 days after the giving of written notice by Matrixx to Parent of such breach; or

•	if Parent or Purchaser fails to commence the Offer by December 22, 2010 and Matrixx is not otherwise in breach of the covenants of the Merger Agreement, in any material respect.

•	by Parent at any time prior to the Acceptance Time if:

•	the Company Board makes an Change of Recommendation;

•	there has been a breach of any representation, warranty, covenant or agreement made by Matrixx in the Merger Agreement (except for the covenants or agreements relating to the go-shop or non-solicitation provisions), or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that certain conditions to the Offer relating to the accuracy of the representations and warranties of Matrixx and its compliance with its obligations, agreements and covenants under the Merger Agreement would not be satisfied and such breach cannot be or is not cured prior to the earlier of (x) twenty (20) days after the giving of written notice thereof by Parent to Matrixx or (y) the Outside Date (provided, however, that Parent may not terminate the Merger Agreement for this reason if it is in material breach of the Merger Agreement itself); or

•	if Matrixx or the Company has breached or failed to perform its obligations relating to the go shop or non solicitation provisions of the Merger Agreement, taken together, in any material respect.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void (aside from certain provisions that will survive) and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability on the part of Parent, Purchaser or Matrixx. Except for certain specified cases, no party is relieved of any liability for knowing and willful material breach of the Merger Agreement.

Matrixx has agreed to pay Parent or its affiliate a termination fee of $1,889,092 if Matrixx terminates the Merger Agreement to enter into a transaction that is a Superior Proposal during the Go-Shop Period or with an Excluded Party after the Go-Shop Period on the terms and conditions described above.

Matrixx has further agreed to pay Parent or its affiliate a termination fee of $2,644,729 if:

•	(A) the Merger Agreement is terminated by either Parent or Matrixx because the Offer expired without Purchaser accepting Shares tendered for payment because one of the conditions to the Offer was not met, (B) the Minimum Tender Condition had not been satisfied on the Expiration Date, (C) any person made a bona fide Acquisition Proposal after the date of the Merger Agreement but prior to the Expiration Date and such Acquisition Proposal was not publicly withdrawn prior to the Expiration Date, and (D) within 12 months after the termination of the Merger Agreement, Matrixx into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated; provided that for purposes of clause (D), all references to “15%” in the definition of Acquisition Proposal shall be replaced with “50%”;

•	the Merger Agreement is terminated by Parent because (A) the Company Board made a Change of Recommendation or (B) Matrixx breached in any material respect its obligations under the go-shop and no-solicitation provisions of the Merger Agreement; or

•	Matrixx terminates the Merger Agreement to enter into a transaction that is a Superior Proposal if the definitive agreement is entered into after the end of the Go-Shop Period other than with an Excluded Party.

In the event Matrixx is required to pay a termination fee of any amount as described above, or if the Merger Agreement is terminated by either Parent or Matrixx because the Offer expired without Purchaser accepting Shares tendered for payment solely because the Minimum Tender Condition was not met, then Matrixx shall pay all of the documented, reasonable out-of-pocket expenses incurred by Parent or Purchaser in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum aggregate amount of $1,000,000.

If Matrixx terminates the Merger Agreement at a time when Parent would have had the right to terminate the Merger Agreement, Parent shall be entitled to receipt of any termination fee and/or expense reimbursement that would have been (or would have subsequently become) payable had Parent terminated the Merger Agreement at such time.

Specific Performance.  The parties to the Merger Agreement have agreed that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof (this being in addition to any other remedy to which they are entitled at law or in equity), and this right will include the right of Matrixx to fully enforce the Limited Guarantee and to fully enforce the terms of the Equity Commitment Letter against HIG to the fullest extent permissible pursuant to the Equity Commitment Letter and applicable laws and to thereafter cause the Offer and the Merger to be consummated on the terms and subject to the conditions set forth in the Merger Agreement. Each of the parties to the Merger Agreement has waived (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief.

Matrixx’s sole and exclusive remedy for a breach by Parent or Purchaser or any other person or otherwise in connection with the Merger Agreement is specific performance of the Merger Agreement and Parent and Purchaser’s obligations thereunder, including the obligation to complete the Offer and the Merger. However, Matrixx may seek monetary damages in the alternative and, if a court decides not to award specific performance, then Matrixx may pursue any other remedy available to it at law or in equity, including monetary damages (which may include the benefit of the bargain lost by Matrixx’s stockholders). The extent of monetary damages is capped at $75,188,696. Matrixx will not be entitled to enforce any award for monetary damages unless Parent and Purchaser fail to consummate the Offer and Merger within four weeks following such award. Nothing in the Merger Agreement is intended to provide Matrixx’s stockholders (or any party acting on their behalf other than Matrixx) the ability to seek the enforcement of, or directly seek any remedies pursuant to, the Merger Agreement, or otherwise create any rights in Matrixx’s stockholders. The determination of whether and how to terminate, amend, make any waiver or consent under, or enforce the Merger Agreement, and whether and how (if applicable) to distribute any damages award to Matrixx’s stockholders, shall exclusively belong to Matrixx (acting expressly through its board of directors) in its sole discretion.

Amendment.  Subject to applicable laws, the Merger Agreement may be modified by the parties at any time prior to the Acceptance Time by written agreement executed and delivered by duly authorized officers of the respective parties.

Confidentiality Agreement.  On March 26, 2010, Matrixx and H.I.G. Middle Market LLC (“HIG Middle Market”), an affiliate of Parent and Purchaser, entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, HIG Middle Market agreed, subject to certain exceptions, to keep confidential any non-public information concerning Matrixx and agreed to certain “standstill” and employee non-solicitation provisions for a period of one year from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Amendment to Rights Agreement.  Pursuant to the Merger Agreement, the Company entered into an amendment (the “Amendment”) to that certain Rights Agreement, dated as of July 22, 2002, between the Company and Corporate Stock Transfer, Inc. (as amended, the “Rights Agreement”). The Amendment was entered into in order to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement, (ii) the making or consummation of the Offer (including the acquisition of Shares pursuant to the Offer) and (iii) the consummation of the Merger or any other transaction contemplated by the Merger Agreement. The Amendment provides that, among other things, (A) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (B) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (C) the Rights will expire immediately prior to the Effective Time.

12.	Purpose of the Offer; Plans for Matrixx.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Matrixx. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to Matrixx’s stockholders for adoption at a stockholders’ meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be adopted by at least a majority of all votes entitled to be cast at such meeting.

If the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement at the Matrixx stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Top-Up Option, or otherwise, the Merger may be consummated without a stockholders’ meeting and without the approval of Matrixx’s stockholders. The Merger Agreement provides that Purchaser will be merged into Matrixx and that the certificate of incorporation of Matrixx, as amended and restated in its entirety to read identically to the certificate of incorporation set forth as an exhibit to the Merger Agreement, and the by-laws of Matrixx in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation following the Merger.

Appraisal Rights.  Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Matrixx will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Going Private Transaction.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Matrixx believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Matrixx and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Matrixx.  Promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that Matrixx use its best efforts to take all such actions as are necessary to enable Parent’s designees (as set forth in the terms of the Merger Agreement) to be so elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three of the Company Board’s existing directors on the audit committee and regarding the audit committee’s compliance with all requirements of Nasdaq and the SEC. Purchaser presently intends to select its designees to Matrixx’s board of directors from among the individuals (who are currently officers or directors of Parent or affiliates thereof) identified in the Schedule 14D-9. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Matrixx will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Matrixx during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

As of the date of this Offer to Purchase, no member of Matrixx’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Matrixx’s current management and Parent, Purchaser or HIG with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Matrixx’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Matrixx’s current management and Parent, Purchaser or HIG, and there can be no assurance that any parties will reach an agreement. Any new arrangements are currently expected to be entered into after completion of the Merger.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Matrixx or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Matrixx or any of its subsidiaries, (iii) any change in the Company Board or management of Matrixx, (iv) any material change in Matrixx’s capitalization or dividend policy, (v) any other material change in Matrixx’s corporate structure or business, (vi) a class of securities of Matrixx being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Matrixx being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  The Shares are listed on Nasdaq. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of Matrixx or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration.  The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Matrixx upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Parent intends to seek to cause Matrixx to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Matrixx to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Matrixx. Furthermore, the ability of “affiliates” of Matrixx and persons holding “restricted securities” of Matrixx to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Matrixx will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance or payment for, subject to the restriction referred to above, any Shares tendered pursuant to the Offer if

•	prior to the Expiration Date (as it may be extended in accordance with the requirements of the Merger Agreement) the Minimum Tender Condition shall not have been satisfied;

•	all waiting periods under the HSR Act shall not have expired or been terminated;

•	(A) certain of the representations and warranties of the Company set forth in the Merger Agreement (except for the representations and warranties referred to in clauses (B) and (C) below) shall not be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth in such representations and warranties) and the failure or failures of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth in such representations and warranties) has had a Company Material Adverse Effect or (B) the representations and warranties of the Company set forth in Section 5.1(f)(ii) of the Merger Agreement, which relates to the absence of an event that has had or would be reasonably likely to have a Company Material Adverse Effect, shall not be true and correct in all respects, and (C) the representations and warranties of the Company set forth in Sections 5.1(j) and (u) of the Merger Agreement, which relate to the applicability of anti-takeover statutes to the transactions contemplated by the Merger Agreement and the use of brokers and finders, shall not be true and correct in all material respects, in the case of each of clauses (A), (B) and (C) above as of the date of the Agreement and as of the Acceptance Time as if made at and as of such date (except to the extent any such representations and warranties speak as of a specified date, in which case only as of such specified date);

•	Matrixx has failed to perform and comply in all material respects with its obligations, agreements and covenants under the Merger Agreement, on or prior to the Acceptance Time;

•	Matrixx has failed to deliver to Parent a certificate signed by an officer of Matrixx and certifying as to the satisfaction by Matrixx of the conditions specified in the foregoing two bullet points immediately above;

•	any governmental entity has taken any action which has the effect of making the acceptance for payment of the Shares in the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger. Parent and Purchaser must use reasonable best efforts, however, to oppose any such Order;

•	the Agreement is terminated in accordance with its terms;

•	the Tender Offer Extension Condition has occurred, and the Offer, as extended because of such condition, has not yet expired;

•	since the date of the Merger Agreement, there has occurred any change, event or occurrence that has had or would be reasonably likely to have a Company Material Adverse Effect; or

•	there has occurred any Change of Recommendation.

Except for the Tender Offer Extension Condition, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser, provided that nothing in this paragraph shall relieve any party from any obligation or liability such party has under the Merger Agreement) giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (except for the Minimum Tender Condition and the Tender Offer Extension Condition, which may not be waived without the consent of Matrixx), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Matrixx with the SEC and other publicly available information concerning Matrixx, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Matrixx’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Matrixx’s business, or certain parts of Matrixx’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Delaware, where Matrixx is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Matrixx is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by Purchaser, Parent and Matrixx of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to Matrixx, will not be applicable to Parent and Purchaser by virtue of such actions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Matrixx, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (the “FTC”) on December 14, 2010. Matrixx filed its Premerger Notification and Report Form with the Antitrust Division and the FTC on December 20, 2010. Consequently, the required waiting period with respect to the Offer will expire on December 30, 2010, unless earlier terminated.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Matrixx or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Matrixx.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER AND CERTAIN RELATED PARTIES

1. Parent.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Brian D. Schwartz, President and Director	USA	Mr. Schwartz is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc, a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania.
Fraser Preston, Secretary and Director	USA	Mr. Preston is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008 he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A.. From 1994 to 1998 he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993.
Brian McMullen, Treasurer and Director	USA	Mr. McMullen is a Principal at H.I.G. Capital Management, Inc. Mr. McMullen originally joined H.I.G. Capital Management, Inc. in 2002. From 2000 to 2002, he was in the Investment Banking Group at Credit Suisse First Boston. Mr. McMullen earned his M.B.A. degree from The Wharton School, his M.S.Ed. degree from the University of Pennsylvania and a Bachelor of Business Administration degree from the University of Notre Dame.

2. Purchaser.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Purchaser. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Brian D. Schwartz, President and Director	USA	Mr. Schwartz is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc, a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania.
Fraser Preston, Secretary and Director	USA	Mr. Preston is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008 he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A.. From 1994 to 1998 he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993.
Brian McMullen, Treasurer and Director	USA	Mr. McMullen is a Principal at H.I.G. Capital Management, Inc. Mr. McMullen joined H.I.G. Capital Management, Inc. in 2002. From 2000 to 2002, he was in the Investment Banking Group at Credit Suisse First Boston. Mr. McMullen earned his M.B.A. degree from The Wharton School, his M.S.Ed. degree from the University of Pennsylvania and a Bachelor of Business Administration degree from the University of Notre Dame.

3. HIG.  H.I.G. Bayside Advisors II, LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of HIG. Its principal business is as a private equity management company. The current business address of H.I.G. Bayside Advisors II, LLC is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

4. H.I.G. Bayside Advisors II, LLC.  H.I.G. GP-II, Inc., a corporation organized under the laws of Delaware, is the general partner of HIG. Its principal business is to serve as an investment management company for several affiliates. The current business address of H.I.G. GP-II, Inc. is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

5. H.I.G. GP-II, Inc.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of H.I.G. GP-II, Inc. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Present Principal Occupation or Employment;
Name and Address	Citizenship	Name, Material Positions Held During the past Five Years

Anthony A. Tamer, Co-President and Director	USA	Mr. Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital Management, Inc., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients. Mr. Tamer holds an M.B.A. degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University.
Sami W. Mnaymneh, Co-President and Director	USA	Mr. Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital Management, Inc., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies. Mr. Mnaymneh earned a B.A. degree, Summa Cum Laude, from Columbia University, and subsequently received a J.D. degree and an M.B.A. degree with Honors from Harvard Law School and Harvard Business School, respectively.
Richard H. Siegel, Vice-President and General Counsel	USA	Mr. Siegel is Vice President and General Counsel of H.I.G. Capital Management, Inc. Mr. Siegel joined H.I.G. Capital Management, Inc. in July 2005. Prior to joining H.I.G. Capital Management, Inc., he was with Sullivan & Cromwell LLP, an international law firm headquartered in New York, and served as a Judicial Clerk to Andrew G.T. Moore II, of the Delaware Supreme Court. Mr. Siegel earned his J.D. degree, Magna Cum Laude, from Georgetown University Law Center and a Bachelor of Science degree, Magna Cum Laude, from the University of Maryland. The address for Sullivan & Cromwell LLP is 125 Broad Street, New York, New York 10004.

6. Anthony A. Tamer.  See Mr. Tamer’s entry in paragraph 5 above.

7. Sami W. Mnaymneh.  See Mr. Mnaymneh’s entry in paragraph 5 above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Matrixx or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Registered or Certified Mail:	If delivering by facsimile transmission:	By Overnight Courier:

BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	(for eligible institutions only) (201) 680-4626 Confirm facsimile by telephone: (201) 680-4860 (for confirmation only)	BNY Mellon Shareowner Services Corporate Action Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 347-4750
Email: tender@dfking.com